Filed by NYSE Group, Inc. Pursuant to
                           Rule 425 under the Securities Act of 1933
                           and deemed filed pursuant to Rule 14a-12
                           under the Securities Exchange Act of 1934

                           Subject Companies: NYSE Group, Inc.
                           (Commission File No. 001-32829)
                           Euronext, N.V.

                           September 15, 2006





                  On September 14, 2006, Nelson Chai, Chief Financial Officer of NYSE Group, Inc., gave a presentation at the Lehman Brothers Financial Services Conference. The slides made available in connection with that presentation and a transcript of that presentation are attached as exhibits 99.1 and 99.2, respectively, hereto and incorporated herein by reference.




                                 EXHIBIT INDEX


        Exhibit Number       Description

            99.1 Slide presentation made available in connection with the presentation made by Nelson Chai, Chief Financial Officer of NYSE Group, at the Lehman Brothers Financial Services Conference on September 14, 2006.

            99.2 Transcript of the presentation made by Nelson Chai, Chief Financial Officer of NYSE Group, at the Lehman Brothers Financial Services Conference on September 14, 2006.